TEMBEC INC.
CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of dollars)

	Sept. 30,	Sept. 24,
	2006	2005
		(Audited)

Assets
Current Assets:
Cash and cash equivalents	$ 31.3	$ 35.1
Temporary investments	-	15.7
Derivative financial instruments	0.1	5.9
Accounts receivable	404.9	421.8
Inventories	483.3	571.3
Prepaid expenses	19.4	24.2
Current assets of discontinued operations (note 3)	-	14.4

	939.0	1,088.4
Investments	32.1	19.5
Fixed assets	1,806.9	2,091.8
Other assets	172.9	187.6
Future income taxes	62.8	37.9
Goodwill	2.7	3.3
Non-current assets of discontinued operations (note 3)	-	28.7

	$ 3,016.4	$ 3,457.2

Liabilities and Shareholders' Equity
Current Liabilities:
Bank indebtedness	$ 5.3	$ 35.0
Operating bank loans	235.2	187.7
Accounts payable and accrued charges	425.2	474.5
Current portion of deferred gain on sale of foreign exchange contracts	-	38.4
Current portion of long-term debt (note 5)	20.7	21.3
Current liabilities related to discontinued operations (note 3)	-	6.1

	686.4	763.0
Long-term debt (note 5)	1,440.3	1,494.4
Other long-term liabilities and credits	150.1	139.5
Future income taxes	121.3	139.0
Minority interest	5.0	5.4
Redeemable preferred shares	25.7	25.7
Commitment and contingencies (note 4)
Shareholders' equity:
Share capital (note 6)	840.1	838.5
Cumulative exchange translation of foreign subsidiaries	(3.0)	(3.0)
Retained earnings (deficit)	(249.5)	54.7

	587.6	890.2

	$ 3,016.4	$ 3,457.2

TEMBEC INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters and years ended September 30, 2006 and September 24, 2005
(unaudited) (in millions of dollars, unless otherwise noted)

	Quarters		Years
	2006	2005	2006	2005

Sales	$ 863.0	$ 816.8	$ 3,332.1	$ 3,506.8
Freight and sales deductions	105.7	95.6	398.3	406.6
Countervailing and antidumping duties (note 4)	8.4	18.4	35.0	89.4
Cost of sales	683.1	671.7	2,722.2	2,837.9
Selling, general and administrative	35.6	38.6	153.3	171.0
Depreciation and amortization	47.8	61.0	208.1	237.8
Unusual items (note 7)	17.8	98.1	189.4	254.5

Operating loss from continuing operations	(35.4)	(166.6)	(374.2)	(490.4)

Interest, foreign exchange and other (note 8)	38.4	18.5	111.5	10.7
Exchange loss (gain) on long-term debt	(7.1)	(73.6)	(64.2)	(124.8)

Loss before income taxes and minority interests
from continuing operations	(66.7)	(111.5)	(421.5)	(376.3)

Income taxes (recovery) (note 9)	(11.4)	24.5	(66.4)	(60.7)
Share of loss (gain) of related company and minority interests	(0.8)	-	0.6	-

Net loss from continuing operations	(54.5)	(136.0)	(355.7)	(315.6)
Earnings from discontinued operations (note 3)	-	1.1	51.5	11.3

Net loss	$ (54.5)	$ (134.9)	$ (304.2)	$ (304.3)

Basic loss per share from continuing operations (note 6)	$ (0.64)	$ (1.59)	$ (4.15)	$ (3.68)
Basic loss per share (note 6)	$ (0.64)	$ (1.58)	$ (3.55)	$ (3.55)
Diluted loss per share (note 6)	$ (0.64)	$ (1.58)	$ (3.55)	$ (3.55)

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
Quarters and years ended September 30, 2006 and September 24, 2005
(unaudited) (in millions of dollars)

	Quarters		Years
	2006	2005	2006	2005

Retained earnings (deficit), beginning of period	$ (195.0)	$ 189.6	$ 54.7	$ 360.4
Adjustment resulting from changes
in accounting policies (note 2)	-	-	-	(1.4)

Restated retained earnings (deficit), beginning of period	(195.0)	189.6	54.7	359.0
Net loss	(54.5)	(134.9)	(304.2)	(304.3)

Retained earnings (deficit), end of period	$ (249.5)	$ 54.7	$ (249.5)	$ 54.7

TEMBEC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and years ended September 30, 2006 and September 24, 2005
(unaudited) (in millions of dollars)

	Quarters		Years
	2006	2005	2006	2005

Cash flows from continuing operating activities:
Net loss from continuing operations	$ (54.5)	$ (136.0)	$ (355.7)	$ (315.6)
Adjustments for:
Depreciation and amortization	47.8	61.0	208.1	237.8
Amortization of deferred financing costs	1.3	1.4	5.5	5.4
Exchange gain on long-term debt	(7.1)	(73.6)	(64.2)	(124.8)
Amortization of deferred gain on foreign exchange contracts	(0.1)	(21.6)	(38.4)	(117.9)
Derivative financial instruments loss (gain)	0.5	(9.4)	(0.3)	(30.3)
Proceeds on sale of derivative financial instruments	1.7	53.0	6.1	138.7
Loss on consolidation of foreign integrated subsidiaries	0.5	2.9	0.5	6.0
Future income taxes	(10.7)	23.1	(63.4)	(67.3)
Unusual items (note 7)	17.8	92.9	185.4	223.2
Other	0.9	9.4	11.3	9.6

	(1.9)	3.1	(105.1)	(35.2)
Changes in non-cash working capital:
Temporary investments	-	2.1	15.7	6.2
Accounts receivable	23.2	17.8	21.8	2.6
Inventories	30.6	13.0	82.3	(28.4)
Prepaid expenses	5.7	3.6	4.7	(3.6)
Accounts payable and accrued charges	(15.3)	(19.0)	(58.0)	(1.5)

	44.2	17.5	66.5	(24.7)

	42.3	20.6	(38.6)	(59.9)

Cash flows from investing activities:
Additions to fixed assets, net of disposals	(20.5)	(45.5)	(86.2)	(143.7)
Acquisition of investments, net of disposals	0.7	(3.9)	(6.5)	(1.8)
Proceeds on disposal of operations	2.5	-	12.2	-
Other	(7.5)	(7.0)	(9.3)	(19.1)

	(24.8)	(56.4)	(89.8)	(164.6)
Cash flows from financing activities:
Change in operating bank loans	(27.5)	39.9	47.5	113.8
Increase in long-term debt	6.1	9.6	18.6	33.7
Repayment of long-term debt	(1.4)	(1.9)	(9.2)	(10.6)
Change in other long-term liabilities	(0.1)	0.5	(2.2)	0.6
Repurchase of common shares, net of expenses	-	(0.4)	-	(1.9)
Other	0.9	-	8.9	(1.3)

	(22.0)	47.7	63.6	134.3
Cash generated (used) by continuing operations	(4.5)	11.9	(64.8)	(90.2)
Cash generated by discontinued operations (note 3)	-	3.2	90.7	21.4

Foreign exchange gain on cash and cash equivalents
held in foreign currencies	-	(1.9)	-	(1.2)

Net increase (decrease) in cash and cash equivalents	(4.5)	13.2	25.9	(70.0)
Cash and cash equivalents, net of bank indebtedness,
beginning of period	30.5	(13.1)	0.1	70.1

Cash and cash equivalents, net of bank indebtedness,
end of period	$ 26.0	$ 0.1	$ 26.0	$ 0.1

Supplemental information:
Interest paid	$ 62.0	$ 64.5	$ 135.4	$ 131.3
Income taxes paid (recovery)	$ (0.1)	$ 1.7	$ 1.8	$ 8.4

TEMBEC INC.
CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended September 30, 2006 and September 24, 2005
(unaudited) (in millions of dollars)

September 30, 2006

				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated

Sales:
External	$ 210.8	$ 368.1	$ 235.3	$ 48.8	$ 863.0
Internal	42.8	26.1	-	1.2	70.1

	253.6	394.2	235.3	50.0	933.1

Earnings (loss) before the following	(1.5)	21.8	7.8	2.1	30.2

Depreciation and amortization	14.4	18.0	13.6	1.8	47.8

Unusual item	3.3	14.5	-	-	17.8

Operating earnings (loss) from
continuing operations	(19.2)	(10.7)	(5.8)	0.3	(35.4)

Net fixed asset additions	9.5	9.6	1.8	(0.4)	20.5
Goodwill	1.8	-	-	0.9	2.7

September 24, 2005
				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated

Sales:
External	$ 239.0	$ 303.6	$ 230.7	$ 43.5	$ 816.8
Internal	42.8	19.8	-	1.4	64.0

	281.8	323.4	230.7	44.9	880.8

Earnings (loss) before the following	(8.1)	(1.7)	(1.4)	3.7	(7.5)

Depreciation and amortization	16.9	28.4	13.9	1.8	61.0

Unusual items	1.5	3.8	92.8	-	98.1

Operating earnings (loss) from
continuing operations	(26.5)	(33.9)	(108.1)	1.9	(166.6)

Net fixed asset additions	24.1	19.1	2.0	0.3	45.5
Goodwill	2.4	-	-	0.9	3.3

TEMBEC INC.
CONSOLIDATED BUSINESS SEGMENT INFORMATION

Years ended September 30, 2006 and September 24, 2005
(unaudited) (in millions of dollars)

September 30, 2006
				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated

Sales:
External	$ 905.0	$ 1,360.3	$ 874.4	$ 192.4	$ 3,332.1
Internal	183.0	91.1	-	6.3	280.4

	1,088.0	1,451.4	874.4	198.7	3,612.5

Earnings (loss) before the following	22.5	5.9	(11.2)	6.1	23.3

Depreciation and amortization	54.6	92.3	53.6	7.6	208.1

Unusual items	(1.2)	183.5	7.1	-	189.4

Operating loss from continuing operations	(30.9)	(269.9)	(71.9)	(1.5)	(374.2)

Net fixed asset additions	33.9	45.0	7.0	0.3	86.2
Goodwill	1.8	-	-	0.9	2.7

September 24, 2005
				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated

Sales:
External	$ 1,071.8	$ 1,290.1	$ 942.8	$ 202.1	$ 3,506.8
Internal	195.5	82.5	-	6.8	284.8

	1,267.3	1,372.6	942.8	208.9	3,791.6

Earnings (loss) before the following	31.8	(24.7)	(13.1)	7.9	1.9

Depreciation and amortization	56.0	114.0	60.5	7.3	237.8

Unusual items	57.1	3.8	193.6	-	254.5

Operating earnings (loss) from
continuing operations	(81.3)	(142.5)	(267.2)	0.6	(490.4)

Net fixed asset additions	68.9	62.5	11.1	1.2	143.7
Goodwill	2.4	-	-	0.9	3.3

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

1.	Financial Position of the Company and Going Concern

These consolidated financial statements are presented on the assumption that the Company continues as a going concern in accordance with Canadian generally accepted accounting principles (GAAP). The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. In the prior two quarterly financial statements, there was reasonable doubt about the appropriateness of using the going concern assumption because of the Company’s relatively low liquidity position coupled with its expected operating cash flow. On October 30, 2006, the Company received a US $242 million payment pertaining to the recovery of lumber export duties (see Note 11 Subsequent Event). Because of the uncertainty of the recovery, these funds had not been included in prior period forecasted operating cash flows. The receipt of these funds has resulted in the withdrawal of the going concern qualification.

2.	Significant accounting policies

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian GAAP using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 24, 2005.

Changes in accounting policies

Effective September 26, 2004, the Company adopted retroactively with restatement the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3110 with respect to asset retirement obligations. These recommendations require entities to record a liability at fair value, in the period in which a legal obligation associated with the retirement of an asset is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. For the Company, asset retirement obligations in connection with the adoption of CICA Handbook Section 3110 were primarily related to landfill capping obligations. The adoption of CICA Handbook Section 3110 has decreased the September 25, 2004 retained earnings by $1.4 million, increased net fixed assets by $1.1 million, decreased future income taxes by $0.7 million and increased liabilities by $3.2 million.

Business of the Company

The Company operates an integrated forest products business. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental and other key criteria. The Forest Products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The Pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The Paper segment consists primarily of production and sales of newsprint, coated papers and bleached board. The Chemical and other products segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in the annual audited consolidated financial statements.

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

3.	Discontinued Operations

On February 27, 2006, the Company completed the sale of its oriented strandboard (OSB) business located in Saint-Georges-de-Champlain, Quebec to Jolina Capital Inc. (“Jolina”) for total consideration of $98.0 million, including net working capital of $7.0 million. An amount of $88.0 million was paid on the closing and the balance is payable in the form of a $10.0 million interest-bearing note, repayable in equal annual instalments over a five-year period. Jolina is a Company controlled by Mr. Emanuele (Lino) Saputo, a significant shareholder of Tembec Inc. and a director of the Company. As a result of this transaction, the Company recorded a gain of $63.0 million. The after-tax effect was $46.9 million or $0.55 per share.

The financial results of the OSB operation, as well as the gain on disposition have been reclassified as discontinued operations. Comparative figures have also been reclassified to exclude the OSB mill’s results from the continuing operations.

	Condensed earnings from discontinued operations related to the OSB are as follows:

		Quarters		Years
		2006	2005	2006	2005

	Sales	$-	$ 19.0	$ 37.7	$ 86.2
	Operating profit	-	2.1	7.2	17.3
	Financial expenses	-	0.4	0.2	0.4
	Earnings from discontinued operations	-	1.1	51.5	11.3

	Earnings per common share from discontinued operations	$-	$ 0.01	$ 0.60	$ 0.13

	Condensed cash flows from discontinued operations are as follows:

		Quarters		Years
		2006	2005	2006	2005

	Cash flows from operating activities	$-	$ 3.3	$ 9.8	$ 22.7
	Cash flows from investing activities	-	(0.1)	80.9	(1.3)

	Cash flows generated by discontinued operations	$-	$ 3.2	$ 90.7	$ 21.4

4.	Commitments and contingencies

Countervailing and antidumping duties

In response to the expiration of the Softwood Lumber Agreement on April 1, 2001, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce (“USDOC”) and the U.S. International Trade Commission (“USITC) alleging unfair trade practices by the Canadian softwood lumber industry. These petitions proposed that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

4.    Commitments and contingencies (cont.)

Countervailing duty

Effective May 22, 2002, the Company was subject to an initial countervailing duty of 18.79% . A charge of $18.2 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $49.7 million was incurred relating to lumber shipments to the U.S. between September 29, 2002 and September 27, 2003. A charge of $68.3 million was incurred relating to lumber shipment to the U.S. between September 28, 2003 and September 25, 2004. On December 20, 2004, the USDOC reduced the countervailing duty deposit rate to 17.18% . On February 17, 2005, the rate was further corrected to 16.37% . A charge of $57.0 million was incurred relating to lumber shipments to the U.S. between September 26, 2004 and September 24, 2005. On December 12, 2005, the USDOC reduced the countervailing duty deposit rate to 8.7% . A charge of $29.7 million was incurred relating to lumber shipments to the U.S. between September 25, 2005 and September 30, 2006.

Antidumping duty

Effective May 22, 2002, the Company was subject to an initial average antidumping duty of 10.21% . While all cash payments since that date were made at the required deposit rates, the Company has, and continues to, regularly review its estimate of the antidumping duty expense by applying the USDOC’s methodology to updated sales and cost data as it becomes available. The Company records a charge equal to the greater of the calculated amount or the actual duties deposited. A charge of $10.1 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $31.5 million was incurred relating to lumber shipments to the U.S. between September 29, 2002 and September 27, 2003. A charge of $43.1 million was incurred relating to lumber shipment to the U.S. between September 28, 2003 and September 25, 2004. On December 20, 2004, the USDOC increased the antidumping duty deposit to 10.59% . On February 17, 2005, the rate was further corrected to 9.1% . A charge of $32.4 million was incurred relating to lumber shipments to the U.S. between September 26, 2004 and September 24, 2005. On December 12, 2005, the USDOC reduced the antidumping duty deposit rate to 4.02% . As a result, the Company also recorded a favourable adjustment of $9.5 million relating to previously accrued antidumping duty charges in excess of actual cash deposits. A charge of $14.8 million was incurred relating to lumber shipments to the U.S. between September 25, 2005 and September 30, 2006.

The following table summarizes the quarterly impact of the aforementioned duties on the Company’s financial results:

	2006					2005

	Dec 05	Mar 06	Jun 06	Sep 06	Total	Dec 04	Mar 05	Jun 05	Sep 05	Total

Countervailing Duty	$ 10.2	$ 7.1	$ 6.5	$ 5.9	$ 29.7	$ 14.8	$ 15.3	$ 15.0	$ 11.9	$ 57.0

Antidumping Duty	5.7	3.6	3.0	2.5	14.8	8.4	9.1	8.4	6.5	32.4
Antidumping Duty
Adjustments	(9.5)	-	-	-	(9.5)	-	-	-	-	-

Total	$ 6.4	$ 10.7	$ 9.5	$ 8.4	$ 35.0	$ 23.2	$ 24.4	$ 23.4	$ 18.4	$ 89.4

On October 12, 2006, Canada and the United States entered into an agreement to govern the shipment of Canadian softwood lumber into the United States. The agreement also provided for the return of a portion of the monies deposited by Canadian exporters since May 2002. See note 11 Subsequent Event.

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

5. Long-term debt

		Sept. 30,	Sept. 24,
	Maturity	2006	2005

Tembec Inc. - non-interest bearing unsecured notes	09/2009	$ 23.9	$ 23.9
Tembec Industries - US$350 million 8.625% unsecured senior notes	06/2009	391.2	409.9
Tembec Industries - US$500 million 8.5% unsecured senior notes	02/2011	558.9	585.6
Tembec Industries - US$350 million 7.75% unsecured senior notes	03/2012	391.2	409.9
Tembec SAS	12/2013	9.8	11.0
Tembec Envirofinance SAS	06/2017	21.2	12.6
Proportionate share - Marathon (50%)	03/2006	10.3	12.9
Proportionate share - Temlam (50%)	06/2015	40.3	32.5
Other	Various	14.2	17.4

		1,461.0	1,515.7
Less current portion		20.7	21.3

		$ 1,440.3	$ 1,494.4

Effective February 27, 2006, $15.0 million of the $23.9 million unsecured notes have become interest bearing at 6% and will be repaid in four equal annual instalments to September 2009.

The Marathon joint venture does not meet certain financial covenants on its revolving operating line and its term loan with a syndicate of banks. As a result, the operating line, which expired in March 2005, has not been renewed pending the outcome of ongoing discussions with the syndicate. There is no recourse to the shareholders on either of these loan facilities.

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

6.     Share capital

In October 2005, the Company extended its normal course issuer bid allowing it to repurchase for cancellation up to 4,280,811 common shares (2004 - 4,293,046) (approximately 5% of outstanding shares). No common shares were repurchased under the plan since the December 2004 quarter at which time 244,700 shares had been repurchased.

The following table provides the reconciliation between basic and diluted loss per share:

	Quarters		Years
	2006	2005	2006	2005

Net loss from continuing operations	$ (54.5)	$ (136.0)	$ (355.7)	$ (315.6)
Net loss	(54.5)	(134.9)	(304.2)	(304.3)
Weighted average number of common
shares outstanding	85,616,232	85,616,232	85,616,232	85,637,908
Dilutive effects:
Employees stock options	88,375	121,207	67,092	62,644
Weighted average number of diluted common
shares outstanding	85,704,607	85,737,439	85,683,324	85,700,552
Basic loss per share from continuing operations	$ (0.64)	$ (1.59)	$ (4.15)	$ (3.68)
Basic loss per share	$ (0.64)	$ (1.58)	$ (3.55)	$ (3.55)
Diluted loss per share	$ (0.64)	$ (1.58)	$ (3.55)	$ (3.55)

The diluted loss per share is the same as the basic loss per share as the dilutive factors result in a decrease in the loss per share.

Under the Long-Term Incentive Plan, the Company may, from time to time, grant options to its employees. The plan provides for the issuance of common shares at an exercise price equal to the market price of the Company’s common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

The Company applied the settlement-based method of accounting for stock-based compensation awards granted to employees prior to September 28, 2003. Under this method, no compensation expense was recorded over the vesting period of these options. In accordance with Section 3870 of the CICA Handbook, the following pro forma disclosures present the effect on the loss per share had the fair value-based method been chosen between September 29, 2001 and September 27, 2003.

	Quarters		Years
	2006	2005	2006	2005

Net loss:
As reported	$ (54.5)	$ (134.9)	$ (304.2)	$ (304.3)
Pro-forma	$ (54.5)	$ (135.0)	$ (304.3)	$ (304.5)
Loss per share:
As reported	$ (0.64)	$ (1.58)	$ (3.55)	$ (3.55)
Pro-forma	$ (0.64)	$ (1.58)	$ (3.55)	$ (3.55)

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

6.     Share capital (cont.)

During the December 2005 quarter, the Company granted 634,741 stock options at $2.15 (2004 – 283,945 stock options at $7.77) . During the March 2006 quarter, the Company granted 439,800 stock options at $0.97 (2005 –360,170 stock options at $7.35) . During the June 2006 quarter, the Company had not granted any options (2005 –976,500 stock options at $3.46) . During the September 2006 quarter, the Company had not granted any options (2005 – 80,638 stock options at $3.86) . The year-to-date compensation expense amounted to $1.6 million (2005 –$1.1 million).

The fair value of options granted since the beginning of the fiscal years was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

	September 30, 2006	September 24, 2005

Dividend Yield	0.0%	0.0%
Volatility	37.6%	35.4%
Risk-free interest rate	3.9%	3.8%
Expected option lives (in years)	7.5	7.5

Weighted average fair value of options granted	$ 0.64	$ 1.85

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the period.

		2006		2005

		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price

Balance, beginning of fiscal year	4,129,253	$ 9.00	3,352,786	$12.13
Options granted	634,741	2.15	283,945	7.77
Options expired	(43,900)	11.94	(53,899)	10.26

Balance, end of December	4,720,094	$ 8.05	3,582,832	$11.82

Options granted	439,800	0.97	360,170	7.35
Options expired	(140,686)	10.49	(514,465)	12.50

Balance, end of March	5,019,208	$ 7.36	3,428,537	$11.24

Options granted	-	-	976,500	3.46
Options expired	(105,480)	9.28	(18,400)	12.66

Balance, end of June	4,913,728	$ 7.32	4,386,637	$ 9.51

Options granted	-	-	80,638	3.86
Options expired	(84,489)	5.94	(338,022)	14.32

Balance, end of September	4,829,239	$ 7.35	4,129,253	$ 9.00

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

7.      Unusual items

2006

During the September 2006 quarter, the Company commenced a process to dispose of a small pine lumber operation located in Brassac, France, and two international sales offices located in Ireland and in the United States. Net assets of $8.0 million have been reclassified in other assets as held for sale. An impairment charge of $3.5 million was recorded to adjust the net assets to fair value. The Company also recorded a non-cash charge of $0.8 million relating to the write down of its investment in a Chilean lumber operation. The Company completed the sale of the remaining assets of the remanufacturing facility which had been permanently closed during the June 2005 quarter. The Company recorded a gain of $1.0 million in respect to this transaction. The Company incurred a charge of $9.7 million relating to the reduction in carrying value of the spare parts inventory at the Smooth Rock Falls, Ontario pulpmill. The mill was idled indefinitely at the end of July 2006. The curtailment also resulted in a further charge of $4.8 million relating to the reduction of the unamortized past-service pension costs. The after-tax effect of these charges was $13.6 million or $0.16 per share.

During the June 2006 quarter, the Company’s joint venture Temlam Inc. completed the sale of its metal plates and webs operations located in Bolton, Ontario. Based on the Company’s 50% ownership, consideration received amounted to $11.3 million including net working capital of $1.5 million. As a result of this transaction, the Company recorded a gain of $4.5 million. The after-tax effect of this gain was $3.1 million or $0.04 per share.

During the March 2006 quarter, the Company recognized an impairment charge of $169.0 million related to the property, plant and equipment of the Smooth Rock Falls, Ontario pulpmill as the majority of its long-lived assets are no longer recoverable and exceed their fair value. The after-tax effect of this charge was $111.3 million or $1.30 per share.

As a result of the ongoing restructuring of the St. Francisville, Louisiana papermill, the Company recorded an unusual charge of $7.1 million relating to additional severance and other related costs. As no tax recovery was recorded, the after-tax effect of the charge was $7.1 million or $0.08 per share.

2005

During the September 2005 quarter, as a result of the permanent closure of the pressurized groundwood pulping line and one of the four paper machines at the St. Francisville, Louisiana papermill, the Company recorded a non-cash charge of $39.8 million relating to the reduction of the carrying value of the fixed and other related assets. Employee severance and other closure costs amounting to $5.2 million were also recorded. Also during the September 2005 quarter, the Company recorded a non-cash charge of $30.0 million relating to the reduction of the carrying value of a dismantled pulp machine and a dismantled paper machine. During the September 2005 quarter, the Company performed the required annual impairment test of goodwill and found that impairment did exist in relation to its hardwood flooring and its newsprint business. As a result, goodwill impairment charges of $1.5 million and $21.6 million, respectively were recorded. The after-tax effect of these charges was $87.5 million or $1.02 per share.

During the June 2005 quarter, the Company recorded a non-cash charge of $114.7 million relating to the reduction of the carrying value of the fixed and other assets of three sawmills, a papermill and a remanufacturing facility that were permanently or indefinitely closed. Employee severance and other closure costs amounting to $21.4 million were also recorded. The after-tax effect of these charges was $91.7 million or $1.07 per share.

During the December 2004 quarter, as a result of a major restructuring of its sawmills in North Eastern Ontario, the Company recorded a non-cash charge of $15.5 million including $2.5 million for goodwill relating to the reduction of the carrying value of the fixed and other assets of two sawmills that were permanently closed. Employee severance and other closure costs amounting to $4.8 million were also recorded. The after-tax effect of theses charges was $14.2 million or $0.17 per share.

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

7. Unusual items (cont.)

The following table provides the components of the unusual items:

2006
	Forest
	products	Pulp	Paper		Consolidated

Fixed assets write-down	$ 1.5	$ 168.8		$ -		$ 170.3
Other Assets	2.0	14.5		3.7		20.2
Write-down of investments	0.8	0.2		-		1.0
Gain on sale of assets	(5.5)	-		-		(5.5)
Severance and other labour-related costs	-	-		3.4		3.4

	$ (1.2)	$ 183.5	$ 7.1			$ 189.4

2005
	Forest
	products	Pulp		Paper		Consolidated

Fixed assets write-down	$ 34.0	$ -	$ 109.9			$ 143.9
Fixed assets depreciation	-	-		37.5		37.5
Goodwill impairment	4.0	-		21.6		25.6
Other Assets	-	3.8		2.8		6.6
Write-down of investments	0.2	-		-		0.2
Obsolescence of inventory and other current assets	2.8	-		6.5		9.3
Severance and other labour-related costs	12.8	-		10.6		23.4
Idling and other costs	3.3	-		4.7		8.0

	$ 57.1	$ 3.8	$ 193.6			$ 254.5

The following table provides the reconciliation components of the mill closure provisions:

		Quarters			Years
		2006	2005		2006	2005

Opening balance		$ 9.1	$ 23.3	$ 18.8		$ -
Additions: Severance and other labour-related costs		-	4.6		3.4	23.4
Idling and other costs		-	0.6		-	8.0
Payments: Severance and other labour-related costs		(0.4)	(7.6)		(10.9)	(10.0)
Idling and other costs		-	(2.1)		(2.6)	(2.6)

Ending Balance		$ 8.7	$ 18.8		$ 8.7	$ 18.8

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

8.	Interest, foreign exchange, and other

		Quarters		Years
		2006	2005	2006	2005

	Interest on long-term debt	$ 29.5	$ 30.6	$ 119.3	$ 124.3
	Interest on short-term debt	4.6	2.2	16.1	5.7
	Interest income	(1.2)	(0.8)	(4.1)	(2.5)
	Investment income	-	2.1	(1.6)	(0.7)
	Interest capitalized on construction projects	(0.8)	(1.2)	(3.5)	(2.8)

		32.1	32.9	126.2	124.0
	Amortization of deferred financing costs	1.3	1.4	5.5	5.4
	Amortization of deferred gain on foreign exchange contract	(0.1)	(21.6)	(38.4)	(117.9)
	Derivative financial instruments loss (gain)	0.5	(9.4)	(0.3)	(30.3)
	Other foreign exchange items	1.3	10.3	10.9	17.1
	Loss on consolidation of foreign integrated subsidiaries	0.5	2.5	0.5	5.6
	Bank charges and other financing expenses	2.8	2.4	7.1	6.8

		6.3	(14.4)	(14.7)	(113.3)

		$ 38.4	$ 18.5	$ 111.5	$ 10.7

9.	Income Taxes

		Quarters		Years
		2006	2005	2006	2005

	Loss before income taxes and minority interest
	from continuing operations	$ (66.7)	$ (111.5)	$ (421.5)	$ (376.3)

	Income taxes based on combined federal and provincial
	income tax rates of 33.3% (2005 - 33.3%)	(22.3)	(37.1)	(140.4)	(125.3)
	Decrease (increase) resulting from:
	Future income taxes adjustment due to rate enactments	-	-	2.9	-
	Net losses not recognized	10.4	20.6	88.5	32.8
	Change in valuation allowance	2.9	32.2	2.9	32.2
	Rate differential between jurisdiction	(2.2)	(0.3)	(9.0)	(8.9)
	Non taxable portion of exchange gain on long-term debt	(1.1)	(11.8)	(9.4)	(19.5)
	Non deductible loss on consolidation of foreign
	integrated subsidiaries	0.8	2.6	1.1	4.1
	Other permanent differences	1.1	18.8	(2.9)	20.9
	Large corporations tax	(1.0)	(0.5)	(0.1)	3.0

		10.9	61.6	74.0	64.6

	Income taxes (recovery)	$ (11.4)	$ 24.5	$ (66.4)	$ (60.7)

	Income taxes:
	Current	(0.6)	1.4	(2.9)	6.6
	Future	(10.8)	23.1	(63.5)	(67.3)

	Income taxes (recovery)	$ (11.4)	$ 24.5	$ (66.4)	$ (60.7)

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

10. Employee Future Benefits

	Quarters		Years
	2006	2005	2006	2005

Defined benefit pension plan expenses	$8.6	$10.7	$36.8	$27.7
Other employee future benefit plan expenses	$1.4	$2.7	$9.1	$7.8
Defined contribution and other retirement plan expenses	$3.2	$3.0	$13.1	$14.8

11.	Subsequent Event

On October 12, 2006, Canada and the United States entered into an agreement to govern the shipment of Canadian softwood lumber into the United States. As part of the agreement, the Company received a US $242 million payment on October 30, 2006 pertaining to the recovery of lumber duties on deposit with the department of Commerce (DOC) that had accumulated since May 2002.

The amount received by the Company corresponds to approximately 82% of the total amount on deposit at the DOC, including accrued interest, and represents substantially all of the monies the Company expects to receive as reimbursement of previously deposited duties. The funds will be used by the Company to reduce its indebtedness and increase overall liquidity levels. This item will be recorded in the Company’s December 2006 quarterly financial statements.

12.	Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.